ENERGY EXPLORATION TECHNOLOGIES INC

For the three months ended and as at March 31, 2007

ENERGY EXPLORATION TECHNOLOGIES INC

For the three months ended and as at March 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 25, 2007. This interim MD&A is an update to our annual MD&A for the year ended December 31, 2006 and should be reviewed in conjunction with the audited year-end Consolidated Financial Statements that are available on SEDAR at www.sedar.com and our website (www.nxtenergy.com).

As used in this MD&A, the terms "we", "us", "our", "NXT" and "Company" mean Energy Exploration Technologies Inc.

Our reporting currency is the United States of America dollar. All references to "dollars" in this MD&A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars. The rate of exchange of Canadian dollars to United States dollars as of March 31, 2007 was Cdn. $1.15 to U.S. $1.00.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven exploration company in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimentional reconnaissance seismic thus saving clients valuable time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services worldwide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

In the first three months of 2007 we have completed flight operations on two SFD surveys with a contracted value of approximately Cdn. $3,000,000. SFD survey contracts include provisions for the Company to acquire Gross Overriding Royalty Rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys. We have not completed theses contracts and in accordance with our accounting policies we have not recognized revenue in the period.

We have received progress payments in respect to specific performance deliverables under these contracts. These progress payments are recorded as Unearned Revenue on our Balance Sheet.

The progress payments on these contracts and the receipt of accounts receivable outstanding at the end of the year has resulted in us generating cash from operating activities in the quarter even though we have not realized an accounting net income. We have an expectation of executing additional contracts, generating positive cash flow from operating activities and operating profits in the future.

Results of Operations

Revenues from SFD survey contracts are reflected in the Consolidated Statement of Loss in accordance with our accounting policy of recognizing revenue on a completed contract basis. Prior to completion all money received or invoiced for the contract will be reflected on the Balance Sheet as Unearned Revenue. All costs incurred for the contract will be reflected on the Balance Sheet as Work-in-Progress. In accordance with this policy we have not recognized any survey revenue in the quarter despite making substantial progress in outstanding contracts.

Survey generated revenue entitles the Company to a GORR for any future production resulting from the SFD survey. There is currently one production well that began paying GORR ($2,031) in the first three months of 2007. There can be no certainty that any GORR revenue will be generated from surveys, however our clients are actively pursuing an exploration program on areas identified by SFD surveys.

Net Loss

	For the three months ended March 31,
	2007	2006
Net revenue	$9,566	$12,173
Operating expenses	653,755	656,134
Loss before other expenses and taxes	644,189	643,961
Other expense	108,250	83,586
Net loss	$752,439	$727,547

We incurred a net loss of $752,439 in Q1 2007 compared with a loss of $727,547 in Q1 2006 representing an overall increase of $24,892 or 3%.

Survey Revenue

The Company has $1,745,177 in Unearned Revenue on the Balance Sheet and $147,040 in Work-in-Progress. These amounts relate to two SFD survey contracts flown in Q1 2007. The data collected from the flights is currently being analyzed and interpreted into customer reports. Upon delivery of the reports the Company will invoice the clients for Cdn. $887,900 and the survey revenue and corresponding expenses will be recognized.

Oil and Natural Gas Revenue

	For the three months ended March 31,
	2007	2006
Revenues; net of royalty expense	$9,566	$12,173
Production average in thousand cubic feet (mcf) per day	13	18
Average price received net of royalties per mcf	$6.19	$7.93
Average operating cost per mcf	$0.73	$0.62

Total operating revenue including royalty income and net of royalty expense for Q1 2007 was $9,566 compared to Q1 2006 of $12,173. Our share of production averaged 13 thousand cubic feet (mcf) per day during Q1 2007 compared to 18 thousand cubic feet (mcf) in the same period of 2006. Gross production revenue for Q1 2007 was $7,183 compared to $13,265 in Q1 2006. The average price received was $6.19 (Q1 2006 - $7.93) per mcf and the operating cost was $0.73 (Q1 2006 - $0.62) per mcf. The decrease in period-over period production is due to natural decline that we anticipate to continue until the well is fully depleted.

Operating Expenses

	For the three months ended March 31,
	2007	2006
Oil and natural gas operating expenses	$854	$934
Administrative	631,019	598,867
Depletion and impairment of oil and natural gas properties	4,697	30,326
Amortization and depreciation	17,185	13,525
Survey cost - non revenue	-	12,482
	$653,755	$656,134

Operating expenses - Q1 2007 compared to Q1 2006

  The administrative cost increase of $32,152 (5.4%) in the first quarter of 2007 in comparison to the first quarter of 2006 relates mainly to employee salaries and rent. In order to maintain strict cost control during NXT's change of business plan, employees accepted reduced salaries throughout 2006. NXT has nine employees who have efficiently managed significant levels of growth.
  The Company renewed its office lease in Calgary, Alberta for a six year term; lease rates in Calgary have increased significantly.

  Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases. The decrease of $25,629 (84.5%) in these expenses relates mainly to March 31, 2006 impairment write- downs of expenditures related to an unsuccessful development well that was immediately abandoned.

  The Company upgraded computers and software to facilitate interpretation of SFD surveys resulting in an increase of $3,660 (27%) in amortization and depreciation costs.

  We had no non-revenue survey costs in Q1 2007 and $12,482 in Q1 2006. With the success in implementing our revised business plan, all survey costs in first quarter 2007 relate to SFD survey contracts.

Other Income (Expense)

	For the three months ended March 31,
	2007	2006
Convertible debenture interest
Accretion of convertible debenture	$0	$711,858
Change in fair market value of conversion feature	5,043	(685,771)
Convertible debenture 10% interest	2,280	48,065
Convertible debenture registration penalty	115,713	6,273
	123,036	80,425
Interest expense (income)	(13,317)	3,161
Other	(1,470)	-
Other income (expense)	$108,249	$83,586

Refer to the annual MD&A for a full disclosure regarding the Company's registration penalty obligation.

  The net change in convertible debenture interest is largely due to registration penalty accrued in Q1 of 2007 of $115,713 as compared with $6,273 in Q1 2006 and a reduction of the 10% interest to $2,280 in Q1 2007 as compared with $48,065 in Q1 2006 due to the conversion of convertible debt in the last 12 months.

  Interest income was offset by interest expense resulting in $13,317 net income in Q1 2007 as compared to $3,161 net expense in Q1 2006. The 2007 increase in income is due to short term investments generating increased income.

Other Comprehensive Income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the U.S. dollar trades higher relative to the Canadian dollar, net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period. The equivalent Canadian dollars for a U.S. dollar changed from $1.1546 as at the first three months ended March 31, 2007 compared to $1.168 at March 31, 2006.

Summary of Quarterly Results

	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006
Revenue, net of direct cost	$9,566	$927,629	$7,378	$8,706
Net loss from continuing operations	752,439	831,155	511,092	1,697,664
Net loss	752,439	831,155	511,092	1,697,664
Comprehensive loss	751,458	903,840	517,451	1,633,686
Basic and diluted loss per share	0.03	0.03	0.02	0.07
	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
Revenue	$12,173	$13,514	$14,507	$20,665
Net loss from continuing operations	727,547	5,440,096	293,050	483,648
Net loss from discontinued operations	-	-	-	(4,303)
Net loss	727,547	5,440,096	293,050	479,345
Comprehensive loss	799,674	5,470,882	227,601	488,771
Basic and diluted loss per share	0.03	0.26	0.01	0.02

In comparing Q1 2007 to Q4 2006, revenue for the completion of our first completed SFD survey contract was recognized in Q4 2006; in 2007 Q1 all survey revenue is being held on the Balance Sheet as Unearned Revenue as two SFD contracts are not yet completed.

In comparing Q4 2006 to Q3 2006, the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract were held in Unearned Revenue and Work-in-Progress on the Balance Sheet. This was offset with a large depletion and impairment expense that was due to impairment in the value of undeveloped lands.

In comparing Q3 2006 to Q2 2006, there was a decrease in our net loss attributable to a $252,657 decrease in our administrative expense, and a decrease in non-cash interest expense on the convertible debentures of $928,157.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to a $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures. The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the Company’s common shares.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our Net Loss. Two factors largely explain this change. In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares. Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures. In aggregate $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

In comparing Q3 2005 to Q2 2005 there was a decrease in our net loss attributable to cost-cutting measures that reduced our administrative expenses for the period.

Liquidity and Capital Resources

There has been a further improvement in the Company's cash position in Q1 2007. The Company has received Cdn. $600,000 for receivables that were outstanding at the end of 2006 as well as having billed Cdn $1,727,429 in progress payments on 2007 contracts. Our cash and equivalents and short term investments held on account as of May 25, 2007 is U.S. $2,975,500.

With cash and short term investments plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of one year even without any additional sources of cash. However, our ability to continue as a going concern beyond this time is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. Furthermore, our projections on cash requirements is subject to estimates and material unforeseen cash requirements may occur that will adversely impact our projections.

Cash Flow

The $1,417,319 increase in our cash position for Q1 2007 compared to Q1 2006 was attributable to:

	For the three months ended March 31,
	2007	2006
Cash generated (used) in operating activities	$331,757	($447,821)
Cash provided by financing activities	(19,864)	50,371
Cash generated (used) in investing activities	977,546	29,216
Comprehensive gain (loss) due to the effect of exchange rate changes	(2,035)	(66,374)
	$1,287,404	($434,608)

Operating Activities

Q1 2007 - the 331,757 cash balance remaining used in operating activities reflects our net loss of $752,439 adjusted for $291,749 of non-cash deductions and a $792,447 net increase in non-cash working capital.

Financing Activities

Q1 2007 - $9,957 was provided through the exercise of options and $29,821 was used to reduce the Note Payable.

Investing Activities

Q1 2007 - we sold land for $29,871 and $998,798 was generated by maturity of short term investments; the primary use of cash was for other property and equipment ($50,391) and oil and natural gas properties ($730).

Contractual Commitments

There are no material changes to the Company's contractual commitments that are outside the ordinary course of our business.

The company has no significant capital commitments.

Change in Working Capital since the beginning of the in Year

As at the three months ended March 31, 2007 our working capital is $695,913. This is an decrease of $389,179 from our working capital position of $1,085,092 as December 31, 2006. The change in our working capital as reconciled to the change in cash in our Consolidated Statement of Cash Flow is as follows:

		Three months ended March 31, 2007
			Non-cash working	Change in working
		Cash flow	capital	capital
•	used by operating activities	$331,757	$128,933	$460,690
•	generated (used) by financing activities	(19,864)	27,079	7,215
•	generated (used) by investing activities	977,546	(911,215)	66,331
•	effect of foreign exchange	(2,035)	-	(2,035)
Increase (decrease) in period		$1,287,404	($755,203)	($389,179)

During Q1 of 2007 the primary component of non-cash working capital movement that did not impact cash are the reduction of convertible debentures and the related fair market conversion feature through the conversion to commons shares of $87,581. Additionally in the Q1 2007 we converted $1,128,711 of short term note into cash and cash equivalent.

Transactions with Related Parties

	For the three months ended March 31,
	2007	2006
Collective wages, fees and benefits paid to executive officers of the Company who were also
directors of the Company	$41,287	$41,095
Interest expense recognized or paid to related parties and officers	$3,183	$2,715

10,567 shares were issued for the beneficial interest of a director pursuant to the conversion of convertible debenture in Q1 2007.

878,500 incentive options were issued in the first quarter of 2007. Of these, 585,000 options were issued to individuals who are currently officers and directors of the Company.

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2006.

Change in Accounting Policies Including Initial Adoption

Our accounting policies are unchanged from December 31, 2006 except for the adoption of FASB No.48 "Accounting for Uncertainty in Income Taxes" which has no impact on our reported financial statements. Refer to annual MD&A as at December 31, 2006.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2006 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada. Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective in the timely alerting of management particularly in light of the Company's size, structure and stage of development.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this process we identified potential weaknesses in internal controls over financial reporting which are as follows:

  Due to the limited number of staff at the Company it is not feasible to achieve complete segregation of incompatible duties. The Company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our Board of Directors is actively involved in many aspects including approval of all Authorities of Expenditure, including those with limited financial impact; and

  The Company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The Company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and audit committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we conclude that there is a remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

For additional information on Energy Exploration Technologies Inc please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com.